Preventia, Inc.

36 Toronto St., Suite 1150

Toronto, ON M5C 2C5

Jaime G. John

U.S. Securities and Exchange Commission

Washington, D.C.  20549

RE:

Preventia, Inc.

Form 8-K filed November 27, 2012

File No. 000-55446

Dear Mr. John:

In response to your letter dated November 30, 2012, please see the following responses to your comments:

Item 4.01 Changes in Registrant’s Certifying Accountant

1. Please amend your Form 8-K to include the disclosure required by Item 304(a)(1)(ii) of Regulation S-K. Ensure that your disclosure addresses the uncertainty related to your ability to continue as a going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm on your financial statements for the years ended December 31, 2011 and 2010.

The disclosure was updated to address the going concern disclosure for the years ended December 31, 2011 and 2010.

2. We further note that your disclosure in Item 4.0l(b) includes an incomplete date reference. Please provide a Complete date reference in your amended Form 8-K.

The date disclosure has been updated to reference the appropriate date.

3. In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

An amended letter has been included with this filing.

Preventia, Inc. acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your assistance in the review of our document to ensure that we have provided all relevant information.  Please advise if you have any further comments or questions.

Kind regards,

Robert Stevens

CEO

Preventia, Inc.